Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-283969 (To Prospectus dated February 26, 2025 and Product Supplement EQUITY LIRN-1 dated March 3, 2025)

1,517,156 Units $10 principal amount per unit CUSIP No. 89116Y547	Pricing Date Settlement Date Maturity Date	October 29, 2026 November 5, 2026 December 22, 2027

Capped Notes with Absolute Return Buffer Linked to the Russell 2000® Index
■        Maturity of approximately 14 months
■        1-to-1 upside exposure to increases in the Index, subject to a capped return of 12.00%
■        A positive return equal to the absolute value of the percentage decline in the level of the Index only if the Index does not decline by more than 10.50% (e.g., if the negative return of the Index is -5.00%, you will receive a positive return of +5.00%)
■       1-to-1 downside exposure to decreases in the Index beyond a 10.50% decline, with up to 89.50% of your principal at risk
■        All payments occur at maturity and are subject to the credit risk of The Toronto-Dominion Bank
■        No periodic interest payments
■        In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See “Structuring the Notes”
■        Limited secondary market liquidity, with no exchange listing
■        The notes are unsecured debt securities and are not savings accounts or insured deposits of TD. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation (the “CDIC”), the U.S. Federal Deposit Insurance Corporation (the “FDIC”), or any other governmental agency of Canada, the United States or any other jurisdiction

The notes are being issued by The Toronto-Dominion Bank (“TD”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” beginning on page TS-7 of this term sheet, “Additional Risk Factors” on page TS-8 of this term sheet and “Risk Factors” beginning on page PS-7 of product supplement EQUITY LIRN-1 and page 1 of the prospectus.
The initial estimated value of the notes at the time the terms of the notes were set on the pricing date was $9.716 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” on page TS-13 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

None of the U.S. Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this document, product supplement EQUITY LIRN-1 or the prospectus. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.000	$15,171,560.00
Underwriting discount	$0.175	$265,502.30
Proceeds, before expenses, to TD	$9.825	$14,906,057.70
The notes:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities
October 29, 2026

Capped Notes with Absolute Return Buffer Linked to the Russell 2000® Index due December 22, 2027
Summary
The Capped Notes with Absolute Return Buffer Linked to the Russell 2000® Index due December 22, 2027 (the “notes”) are our senior unsecured debt securities, Series H. The notes are not guaranteed or insured by the CDIC, the FDIC or any other governmental agency, and are not, either directly or indirectly, an obligation of any third party. The notes are not bail-inable debt securities (as defined in the prospectus) under the CDIC Act. The notes will rank equally with all of our other senior unsecured debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of TD. The notes provide you a 1-to-1 return, subject to a cap, if the Ending Value of the Market Measure, which is the Russell 2000® Index (the “Index”), is greater than the Starting Value. If the Ending Value is equal to or less than the Starting Value but greater than or equal to the Threshold Value, you will receive a positive return equal to the absolute value of the percentage decline in the Index from the Starting Value to the Ending Value (e.g., if the negative return of the Index is -5.00%, you will receive a positive return of +5.00%). If the Ending Value is less than the Threshold Value, you will lose a portion, which could be significant, of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See “Terms of the Notes” below.
The economic terms of the notes (including the Capped Value and Threshold Value) are based on our internal funding rate (which is our internal borrowing rate based on variables such as market benchmarks and our appetite for borrowing) and several factors, including selling concessions, discounts, commissions or fees expected to be paid in connection with the offering of the notes, the estimated profit that we expect to earn in connection with structuring the notes, estimated costs which we may incur in connection with the notes and the economic terms of certain related hedging arrangements as discussed further below and under “Structuring the Notes” on page TS-13.
On the cover page of this term sheet, we have provided the initial estimated value for the notes. The initial estimated value of your notes on the pricing date is less than their public offering price. The initial estimated value was determined by reference to our internal pricing models, which take into account a number of variables, typically including expected volatility of the Market Measure, interest rates (forecasted, current and historical rates), price-sensitivity analysis, time to maturity of the notes and our internal funding rate which take into account a number of variables and are based on a number of subjective assumptions, which are not evaluated or verified on an independent basis and may or may not materialize. Because our internal funding rate generally represents a discount from the levels at which our benchmark debt securities trade in the secondary market, the use of an internal funding rate for the notes rather than the levels at which our benchmark debt securities trade in the secondary market is expected, assuming all other economic terms are held constant, to have increased the initial estimated value of the notes and to have had an adverse effect on the economic terms of the notes. For more information about the initial estimated value and the structuring of the notes, see the related discussion under “Risk Factors” and “Structuring the Notes” herein.

Terms of the Notes
Issuer:	The Toronto-Dominion Bank (“TD”)
Principal Amount:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	The Russell 2000® Index (Bloomberg symbol: “RTY”), a price return index
Starting Value:	2,859.217
Ending Value:
The average of the closing levels of the Market Measure on each calculation day occurring during the Maturity Valuation Period. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-28 of product supplement EQUITY LIRN-1.

Threshold Value:	2,558.999 (89.50% of the Starting Value, rounded to three decimal places).
Participation Rate:	100.00%
Capped Value:	$11.20 per unit, which represents a return of 12.00% over the principal amount.
Maturity Valuation Period:	December 13, 2027, December 14, 2027, December 15, 2027, December 16, 2027 and December 17, 2027
Fees and Charges:	The underwriting discount of $0.175 per unit listed on the cover page and the hedging related charge of $0.05 per unit described in “Structuring the Notes” on page TS-13.
Calculation Agents:	BofA Securities, Inc. (“BofAS”) and TD, acting jointly.
Redemption Amount Determination
Notwithstanding anything to the contrary in the accompanying product supplement, the Redemption Amount will be determined as set forth in this term sheet. On the maturity date, you will receive a cash payment per unit determined as follows:

Capped Notes with Absolute Return Buffer	TS-3

Capped Notes with Absolute Return Buffer Linked to the Russell 2000® Index due December 22, 2027
The terms and risks of the notes are contained in this term sheet and in the following:
■	Product supplement EQUITY LIRN-1 dated March 3, 2025: http:// www.sec.gov/Archives/edgar/data/947263/000114036125006726/ef20044383_424b3.htm
■	Prospectus dated February 26, 2025: http://www.sec.gov/Archives/edgar/data/947263/000119312525036639/d931193d424b5.htm
These documents, including this term sheet (together, the “Note Prospectus”), have been filed as part of a registration statement with the SEC and may, without cost, be accessed on the SEC website as indicated above or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling 1-800-294-1322.
You should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY LIRN-1. In the event of any conflict the following hierarchy will govern: first, this term sheet; second, product supplement EQUITY LIRN-1; and last, the prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to TD.
To the extent the determination of the Redemption Amount and other terms described in this term sheet are inconsistent with those described in the accompanying product supplement or prospectus, the determination of the Redemption Amount and other terms described in this term sheet shall control.
Investor Considerations
You may wish to consider an investment in the notes if:
■
You anticipate that the Index will either increase moderately from the Starting Value to the Ending Value or decrease from the Starting Value to an Ending Value that is equal to or greater than the Threshold Value.

■	You are willing to risk a substantial loss of principal if the Index decreases from the Starting Value to an Ending Value that is below the Threshold Value.
■	You accept that the return on the notes will be capped.
■	You are willing to forgo interest payments that are paid on conventional interest-bearing debt securities.
■	You are willing to forgo dividends and other distributions on, and other benefits of owning, the stocks included in the Index.
■	You are willing to accept that a limited market or no market exists for sales of the notes prior to maturity, and understand that the market price for the notes in any secondary market may be adversely affected by various factors, including, but not limited to, our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes, as described on page TS-2.
■	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.
The notes may not be an appropriate investment for you if:
■	You believe that the Index will decrease from the Starting Value to an Ending Value that is below the Threshold Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.
■	You seek 100% principal repayment or preservation of capital.
■	You seek an uncapped return on your investment.
■	You seek interest payments or other current income on your investment.
■	You want to receive dividends or other distributions paid on the stocks included in the Index.
■	You seek an investment for which there will be a liquid secondary market.
■	You are unwilling or are unable to take market risk on the notes or to accept the credit risk of TD as issuer of the notes.
We urge you to consult your investment, legal, tax, accounting, and other advisors concerning an investment in the notes.

Capped Notes with Absolute Return Buffer	TS-4

Capped Notes with Absolute Return Buffer Linked to the Russell 2000® Index due December 22, 2027
Hypothetical Payout Profile
Capped Notes with Absolute Return Buffer

50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
Notes Return at Maturity
-50%
-40%
-30%
-20%
-10%
0%
10%
20%
30%
40%
50%
Market Measure Movement

This graph reflects the returns on the notes, based on the Participation Rate of 100.00%, the Threshold Value of 89.50% of the Starting Value and the Capped Value of $11.20 per unit. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.
This graph has been prepared for purposes of illustration only. See the below table for a further illustration of the range of hypothetical payments at maturity.

Hypothetical Payments at Maturity
The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100.00, a hypothetical Threshold Value of 89.50, the Participation Rate of 100.00%, the Capped Value of $11.20 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, and Ending Value and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.
For recent actual levels of the Index, see “The Index” section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends or other distributions paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk. If TD, as issuer, becomes unable to meet its obligations as they become due, you could lose some or all of your investment.
Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$1.05	-89.50%
25.00	-75.00%	$3.55	-64.50%
50.00	-50.00%	$6.05	-39.50%
60.00	-40.00%	$7.05	-29.50%
70.00	-30.00%	$8.05	-19.50%
80.00	-20.00%	$9.05	-9.50%
89.50(1)	-10.50%	$11.05	10.50%
90.00	-10.00%	$11.00	10.00%
95.00	-5.00%	$10.50	5.00%
100.00(2)	0.00%	$10.00	0.00%
102.00	2.00%	$10.20	2.00%
105.00	5.00%	$10.50	5.00%
110.00	10.00%	$11.00	10.00%
112.00	12.00%	$11.20(3)	12.00%
120.00	20.00%	$11.20	12.00%
130.00	30.00%	$11.20	12.00%
140.00	40.00%	$11.20	12.00%
150.00	50.00%	$11.20	12.00%
(1)	This is the hypothetical Threshold Value.
(2)
The hypothetical Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 2,859.217, which was the closing level of the Index on the pricing date.

(3)	Any positive return based on the appreciation of the Index cannot exceed the return represented by the Capped Value.

Capped Notes with Absolute Return Buffer	TS-5

Capped Notes with Absolute Return Buffer Linked to the Russell 2000® Index due December 22, 2027
Redemption Amount Calculation Examples
Example 1
The Ending Value is 60.00, or 60.00% of the Starting Value:
Starting Value:	100.00
Threshold Value:	89.50
Ending Value:	60.00
= $7.05 Redemption Amount per unit
Example 2
The Ending Value is 90.00, or 90.00% of the Starting Value:
Starting Value:	100.00
Threshold Value:	89.50
Ending Value:	90.00

= $11.00 Redemption Amount per unit. Since the Ending Value is less than the Starting Value but equal to or greater than the Threshold Value, the Redemption Amount for the notes will be the principal amount plus a positive return equal to the absolute value of the negative return of the Index.

Example 3
The Ending Value is 102.00, or 102.00% of the Starting Value:
Starting Value:	100.00
Ending Value:	102.00
= $10.20 Redemption Amount per unit

Example 4
The Ending Value is 130.00, or 130.00% of the Starting Value:
Starting Value:	100.00
Ending Value:	130.00
= $13.00, however, because any positive return based on the appreciation of the Index cannot exceed the return represented by the Capped Value, the Redemption Amount will be $11.20 per unit

Capped Notes with Absolute Return Buffer	TS-6

Capped Notes with Absolute Return Buffer Linked to the Russell 2000® Index due December 22, 2027
Risk Factors
There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of product supplement EQUITY LIRN-1 and page 1 of the prospectus. We also urge you to consult your investment, legal, tax, accounting, and other advisors as to the risks entailed by an investment in the notes and the suitability of the notes in light of your particular circumstances.
Structure-Related Risks
■	Depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
■	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.
■
Your potential for a positive return based on the depreciation of the Index is limited by the Threshold Value and may be less than that of a comparable investment that takes a short position directly in the Index (or the stocks included in the Index). In addition, the absolute value return feature applies only if the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value. Because the Threshold Value is 89.50% of the Starting Value, any positive return due to the depreciation of the Index is limited to 10.50%. Any decline in the Ending Value from the Starting Value by more than 10.50% will result in a loss, rather than a positive return, on the notes. In contrast, for example, a short position in the Index (or the stocks included in the Index) would allow you to receive the full benefit of any decrease in the level of the Index (or the stocks included in the Index).

■
Your investment return based on any increase in the level of the Index is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Index.

Market Measure-Related Risks
■	The Index sponsor (as defined below) may adjust the Index in a way that may adversely affect its level and your interests, and the Index sponsor has no obligation to consider your interests.
■
You will have no rights of a holder of the securities included in the Index, or of a holder with a short position directly in the Index (or of the securities included in the Index) and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

■
While we, MLPF&S, BofAS or our or their respective affiliates may from time to time own securities of companies included in the Index, none of us, MLPF&S, BofAS or our or their respective affiliates control any company included in the Index, and have not verified any disclosure made by any such company.

Valuation- and Market-Related Risks
■
The initial estimated value of your notes on the pricing date is less than their public offering price. The difference between the public offering price of your notes and the initial estimated value of the notes reflects costs and expected profits associated with selling and structuring the notes, as well as hedging our obligations under the notes (including, but not limited to, the hedging related charge, as further described under “Structuring the Notes” on page TS-13). Because hedging our obligations entails risks and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or a loss and the amount of any such profit or loss will not be known until the maturity date.

■
The initial estimated value of your notes is based on our internal funding rate. The internal funding rate used in the determination of the initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt securities and the borrowing rate we would pay for our conventional fixed-rate debt securities. This discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt, as well as estimated financing costs of any hedge positions (including, but not limited to, the hedging related charge, as further described under “Structuring the Notes” on page TS-13), taking into account regulatory and internal requirements. If the interest rate implied by the credit spreads for our conventional fixed-rate debt securities, or the borrowing rate we would pay for our conventional fixed-rate debt securities were to be used, we would expect the economic terms of the notes to be more favorable to you. Additionally, assuming all other economic terms are held constant, the use of an internal funding rate for the notes is expected to have increased the initial estimated value of the notes and have had an adverse effect on the economic terms of the notes.

■
The initial estimated value of the notes is based on our internal pricing models, which may prove to be inaccurate and may be different from the pricing models of other financial institutions, including BofAS and MLPF&S. The initial estimated value of your notes when the terms of the notes were set on the pricing date is based on our internal pricing models, which take into account a number of variables, typically including the expected volatility of the Market Measure, interest rates (forecasted, current and historical rates), price-sensitivity analysis, time to maturity of the notes and our internal funding rate, and are based on a number of subjective assumptions, which are not evaluated or verified on an independent basis and may or may not materialize. Further, our pricing models may be different from other financial institutions’ pricing models, including those of BofAS and MLPF&S, and the methodologies used by us to estimate the value of the notes may not be consistent with those of other financial institutions that may be purchasers or sellers of notes in any secondary market. As a result, the secondary market price of your notes, if

Capped Notes with Absolute Return Buffer	TS-7

Capped Notes with Absolute Return Buffer Linked to the Russell 2000® Index due December 22, 2027

any, may be materially less than the initial estimated value of the notes determined by reference to our internal pricing models. In addition, market conditions and other relevant factors in the future may change and any assumptions may prove to be incorrect.

■
The initial estimated value of your notes is not a prediction of the prices at which you may sell your notes in the secondary market, if any exists, and such secondary market prices, if any, will likely be less than the public offering price of your notes, may be less than the initial estimated value of your notes and could result in a substantial loss to you. The initial estimated value of the notes will not be a prediction of the prices at which MLPF&S, BofAS, or our or their respective affiliates or third parties may be willing to purchase the notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your notes in the secondary market at any time, if any, will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than the initial estimated value of the notes. Further, as secondary market prices of your notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs and expected profits associated with selling and structuring the notes, as well as hedging our obligations under the notes, secondary market prices of your notes will likely be less than the public offering price of your notes. As a result, the price at which MLPF&S, BofAS, or our or their respective affiliates or third parties may be willing to purchase the notes from you in secondary market transactions, if any, will likely be less than the price you paid for your notes, and any sale prior to maturity could result in a substantial loss to you.

■
A trading market is not expected to develop for the notes. None of us, MLPF&S, BofAS or our or their respective affiliates is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Conflict-Related Risks
■
Our business, hedging and trading activities, and those of MLPF&S, BofAS and our and their respective affiliates (including trades in shares of companies included in the Index), and any hedging and trading activities we, MLPF&S, BofAS or our or their respective affiliates engage in for our clients’ accounts, may affect the market value of, and return on, the notes and may create conflicts of interest with you.

■
There may be potential conflicts of interest involving the calculation agents, one of which is us and one of which is BofAS, as the determinations made by the calculation agents may be discretionary and could adversely affect any payment on the notes.

General Credit-Related Risks
■
Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become unable to meet our financial obligations as they become due, you may lose some or all of your investment.

Tax-Related Risks
■
The U.S. federal income tax consequences of the notes are uncertain and, because of this uncertainty, there is a risk that the U.S. federal income tax consequences of the notes could differ materially and adversely from the treatment described below in “Supplemental Discussion of U.S. Federal Income Tax Consequences”, as described further in product supplement EQUITY LIRN-1 under “Material U.S. Federal Income Tax Consequences — Alternative Treatments”. You should consult your tax advisors as to the tax consequences of an investment in the notes and the potential alternative treatments.

■
For a discussion of the Canadian federal income tax consequences of investing in the notes, please see the discussion herein under “Canadian Taxation”. If you are not a Non-resident Holder (as that term is defined under “Canadian Taxation” herein) for Canadian federal income tax purposes or if you acquire the notes in the secondary market, you should consult your tax advisors as to the consequences of acquiring, holding and disposing of the notes and receiving the payments that might be due under the notes. We will not pay any additional amounts as a result of any withholding required by reason of the rules governing hybrid mismatch arrangements contained in sections 12.7 and 18.4 of the Canadian Tax Act, as such rules may be amended from time to time.

Additional Risk Factors
The notes are subject to risks associated with small-size capitalization companies.
The stocks composing the Index are issued by companies with small-sized market capitalization. The stock prices of small-size companies may be more volatile than stock prices of large capitalization companies. Small-size capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small-size capitalization companies may also be more susceptible to adverse developments related to their products or services.

Capped Notes with Absolute Return Buffer	TS-8

Capped Notes with Absolute Return Buffer Linked to the Russell 2000® Index due December 22, 2027
The Index
All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The Index was developed by Russell Investments (“Russell”) before FTSE International Limited and Russell combined in 2015 to create FTSE Russell (“FTSE” or the “Index sponsor”), which is wholly owned by London Stock Exchange Group. The information reflects the policies of, and is subject to change by, the Index sponsor. The Index sponsor, which licenses the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of the Index sponsor discontinuing publication of the Index are discussed in the section entitled “Description of LIRNs — Discontinuance of an Index” beginning on page PS-31 of product supplement EQUITY LIRN-1. None of us, our affiliates, the calculation agents, MLPF&S or BofAS has independently verified the accuracy or completeness of any information obtained with respect to the Index nor accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index. None of the websites referenced in the Index description below, or any materials included in those websites, are incorporated by reference into this document, the product supplement EQUITY LIRN-1 or the prospectus
General
The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies, representing approximately 98% of the investable U.S. equity market. Russell began dissemination of the RTY on January 1, 1984 and calculates and publishes the RTY. The RTY was set to 135 as of the close of business on December 31, 1986. The RTY is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index, the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index.
Select information regarding top constituents and industry and/or sector weightings may be made available by Russell on its website.
Selection of Stocks Underlying the RTY
All companies eligible for inclusion in the RTY must be classified as a U.S. company under FTSE Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, FTSE Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume). Using the HCIs, FTSE Russell compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, FTSE Russell will use the primary country from which the company’s revenues are primarily derived for the comparison with the three HCIs in a similar manner. FTSE Russell uses the average of two years of assets or revenues data to reduce potential turnover. If conclusive country details cannot be derived from assets or revenues data, FTSE Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange. The BDI countries are Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curaçao, Faroe Islands, Gibraltar, Guernsey, Isle of Man, Jersey, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.
All securities eligible for inclusion in the RTY must trade on a major U.S. exchange. Bulletin board, pink-sheets, and over-the-counter (“OTC”) traded securities are not eligible for inclusion. Stocks must trade at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Initial public offerings are added each quarter and must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If a stock, new or existing, does not have a closing price at or above $1.00 (on its primary exchange) on the last trading day in May, but does have a closing price at or above $1.00 on another major U.S. exchange, that stock will be eligible for inclusion.
An important criteria used to determine the list of securities eligible for the RTY is total market capitalization, which is defined as the market price as of the last trading day in May for those securities being considered at annual reconstitution times the total number of shares outstanding. Where applicable, common stock, non-restricted exchangeable shares and partnership units/membership interests are used to determine market capitalization. Any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights, or trust receipts, are excluded from the calculation. If multiple share classes of common stock exist, they are combined. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. If multiple share classes exist, FTSE Russell will determine a primary trading vehicle, and the price of that primary trading vehicle (usually the most liquid) is used to calculate market capitalization.
Companies with a total market capitalization of less than $30 million are not eligible for the RTY. Similarly, companies with less than an absolute 5% of their shares available in the marketplace are not eligible for the RTY. Royalty trusts, limited liability companies, closed-end investment companies, blank check companies, special-purpose acquisition companies, and limited partnerships are also not eligible for inclusion in the Russell U.S. Indices. Business development companies, exchange traded funds and mutual funds are also excluded. Bulletin board, pink-sheets, and OTC traded securities are not eligible for inclusion. Further, companies (other than emerging market securities) must have greater than 5% of the company’s voting rights in the hands of unrestricted shareholders (any existing constituents

Capped Notes with Absolute Return Buffer	TS-9

Capped Notes with Absolute Return Buffer Linked to the Russell 2000® Index due December 22, 2027
that did not have more than 5% of the company’s voting rights in the hands of unrestricted shareholders were removed at the June 2023 reconstitution). Finally, to be eligible for the RTY a company must have average daily dollar trading volume that exceeds the global median, which is determined each reconstitution rank day by ranking all securities in investable countries by average daily dollar trading volume.
Annual Reconstitution
Annual reconstitution is a process by which the RTY is completely rebuilt. Based on closing levels of the company’s common stock on its primary exchange on the last trading day of May of each year, FTSE Russell reconstitutes the composition of the RTY using the then existing market capitalizations of eligible companies. Reconstitution of the RTY occurs on the last Friday in June or, when the last Friday in June is the 29th or 30th, reconstitution occurs on the prior Friday. In addition, FTSE Russell adds initial public offerings to the RTY on a quarterly basis based on market capitalization guidelines established during the most recent reconstitution.
After membership is determined, a security’s shares are adjusted to include only those shares available to the public. This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.
Updates to Shares Outstanding and Free Float
FTSE Russell reviews the RTY quarterly for updates to shares outstanding and to free floats used in calculating the RTY. The changes are implemented quarterly in March, June, September and December after the close on the third Friday of such month. The June reconstitution will be implemented on the last Friday of June (unless the last Friday occurs on the 29th or 30th of the month, in which case reconstitution will occur on the Friday prior).
In March, September and December shares outstanding and free floats are updated to reflect (i) cumulative share changes greater than 1%, (ii) for constituents with a free float less than or equal to 15%, cumulative free float changes greater than 1%, and (iii) for constituents with a free float greater than 15%, cumulative free float changes greater than 3%. Updates to shares outstanding and free floats will be implemented each June regardless of size (i.e., the percentage change thresholds above will not be applied). FTSE Russell implements the June updates using data sourced primarily from the companies’ publicly available information filed with the Securities and Exchange Commission.
Outside of the quarterly update cycle, outstanding shares and free float will be updated with at least two days’ notice if prompted by primary or secondary offerings if (i) there is a USD $1 billion investable market capitalization change related to a primary/secondary offering measured by multiplying the change to index shares by the subscription price or (ii) there is a resultant 5% change in index shares related to a primary or secondary offering and a USD $250 million investable market capitalization change measured by multiplying the change to index shares by the subscription price. The pricing date will serve as the trigger for implementation; i.e. once FTSE Russell is aware that an offering has priced, the update will be implemented with two days’ notice from market close (contingent on the thresholds described above being triggered). If discovery of the pricing date occurs more than two days after the pricing date, the update will be deferred until the next quarterly review.
In exceptional circumstances, FTSE Russell may defer implementation until after the new shares are listed and with the provision of two days’ notice. An offering may be deemed exceptional if implementation prior to the listing of the new shares may cause undue price pressure on the company, or if proceeding with the changes may compromise the replicability of the index.
If a company distributes shares of an additional share class to its existing shareholders through a mandatory corporate action, the additional share class will be evaluated for separate index membership. The new share class will be deemed eligible if the market capitalization of the distributed shares meets the minimum size requirement (the market capitalization of the smallest member of the Russell 3000E Index from the previous rebalance as adjusted for performance to date). If the additional share class is not eligible at the time of distribution, it will not be added to the RTY.

Capped Notes with Absolute Return Buffer	TS-10

Capped Notes with Absolute Return Buffer Linked to the Russell 2000® Index due December 22, 2027
Historical Data
The following graph shows the daily historical performance of the Index in the period from January 1, 2016 through October 29, 2026. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the Index was 2,859.217.
Historical Performance of the Index
This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.
You should consult publicly available sources for the levels of the Index.
License Agreement
The Russell 2000® Index is a trademark of Russell and has been licensed for use by TD. The notes are not sponsored, endorsed, sold or promoted by Russell and Russell makes no representation regarding the advisability of investing in the notes.
Russell does not guarantee the accuracy and/or the completeness of the Russell 2000® Index or any data included in the Russell 2000® Index and has no liability for any errors, omissions, or interruptions in the Russell 2000® Index. Russell makes no warranty, express or implied, as to results to be obtained by the calculation agent, holders of the notes, or any other person or entity from the use of the Russell 2000® Index or any data included in the Russell 2000® Index in connection with the rights licensed under the license agreement described in this document or for any other use. Russell makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Russell 2000® Index or any data included in the Russell 2000® Index. Without limiting any of the above information, in no event will Russell have any liability for any special, punitive, indirect or consequential damages, including lost profits, even if notified of the possibility of these damages.
The notes are not sponsored, endorsed, sold or promoted by Russell. Russell makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Russell 2000® Index to track general stock market performance or a segment of the same. Russell’s publication of the Russell 2000® Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the stocks upon which the Russell 2000® Index is based. Russell's only relationship to TD is the licensing of certain trademarks and trade names of Russell and of the Russell 2000® Index, which is determined, composed and calculated by Russell without regard to TD or the notes. Russell is not responsible for and has not reviewed the notes nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000® Index. Russell has no obligation or liability in connection with the administration, marketing or trading of the notes.
“Russell 2000®” and “Russell 3000®” are registered trademarks of Russell in the U.S. and other countries.

Capped Notes with Absolute Return Buffer	TS-11

Capped Notes with Absolute Return Buffer Linked to the Russell 2000® Index due December 22, 2027
Supplement to the Plan of Distribution (Conflicts of Interest)
Under our distribution agreement, we have appointed TDS, an affiliate of TD, and BofAS as agents for the sale of the notes. TDS will purchase the notes from us, and BofAS will purchase the notes from TDS, each at the public offering price less the indicated underwriting discount indicated on the cover hereof. MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of the underwriting discount indicated on the cover of this term sheet. BofAS and MLPF&S will offer the notes at the public offering price set forth on the cover page hereof. We or one of our affiliates will also pay a fee to LFT Securities, LLC for providing certain electronic platform services with respect to this offering, which will have an adverse effect on the economic terms of the notes. An affiliate of each of TD and BofAS has an ownership interest in LFT Securities, LLC. TD will reimburse TDS for certain expenses in connection with its role in the offer and sale of the notes, and TD will pay TDS a fee in connection with its role in the offer and sale of the notes.
We will deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than one business day prior to the settlement date will be required to specify alternative settlement arrangements to prevent a failed settlement.
The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.
MLPF&S, BofAS or our or their affiliates may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’ and BofAS’ (or such other entity’s) trading commissions and mark-ups or mark-downs. MLPF&S and BofAS (or such other entity) may act as principal or agent in these market-making transactions, but is not obligated to engage in any such transactions. At MLPF&S’ and BofAS’ discretion, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed TD’s initial estimated value of the notes for a short, undetermined initial period after the issuance of the notes. Notwithstanding the foregoing, any price offered by us, MLPF&S, BofAS or our or their affiliates for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index and the remaining term of the notes. However, none of us, MLPF&S, BofAS or any of our or their respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our or their respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.
BofAS has informed us that, as of the date hereof, it expects that if you hold your notes in a BofAS account, the value of the notes shown on your account statement will be based on BofAS’ estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than our initial estimated value of the notes.
TDS is an affiliate of TD and, as such, has a “conflict of interest” in this offering within the meaning of Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. Additionally, TD will receive the net proceeds from the initial public offering of the notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, this offering of the notes will be conducted in compliance with the provisions of FINRA Rule 5121 and TDS is not permitted to sell the notes to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.
The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding TD or for any purpose other than that described in the immediately preceding sentence.

Capped Notes with Absolute Return Buffer	TS-12

Capped Notes with Absolute Return Buffer Linked to the Russell 2000® Index due December 22, 2027
Structuring the Notes
The notes are our senior unsecured debt securities, Series H, the return on which is linked to the performance of the Index. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. Our internal funding rate generally represents a discount from the credit spreads for our conventional fixed-rate debt securities and the borrowing rate we would pay for our conventional fixed-rate debt securities. If the interest rate implied by the credit spreads for our conventional fixed-rate debt securities, or the borrowing rate we would pay for our conventional fixed-rate debt securities were to be used, we would expect the economic terms of the notes to be more favorable to you. Therefore, due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes.
At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Index and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS, MLPF&S or one of their affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, which may include MLPF&S, BofAS and one or more of our or their affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements. The economic terms and initial estimated value of the notes depend, in part, on the terms of these hedging arrangements.
BofAS has advised us that the hedging arrangements will include a hedging related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.
For further information, see “Risk Factors—Conflict-Related Risks” herein and “Use of Proceeds and Hedging” on page PS-23 of product supplement EQUITY LIRN-1.

Capped Notes with Absolute Return Buffer	TS-13

Capped Notes with Absolute Return Buffer Linked to the Russell 2000® Index due December 22, 2027
Supplemental Discussion of U.S. Federal Income Tax Consequences
The U.S. federal income tax consequences of your investment in the notes are uncertain. No statutory, regulatory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion under “Material U.S. Federal Income Tax Consequences” beginning on page PS-43 of product supplement EQUITY LIRN-1 and to discuss the tax consequences of your particular situation with your tax advisor. This discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Department of the Treasury (the “Treasury”) regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and non-U.S. laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been sought as to the U.S. federal income tax consequences of your investment in the notes, and the following discussion is not binding on the IRS. Except as discussed under the heading “Non-U.S. Holders”, this discussion is applicable only to a U.S. holder that acquires notes upon initial issuance and holds its notes as a capital asset for U.S. federal income tax purposes.
U.S. Tax Treatment. Pursuant to the terms of the notes, TD and you agree, in the absence of a statutory or regulatory change or an administrative determination or judicial ruling to the contrary, to characterize your notes as prepaid derivative contracts with respect to the Index. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above characterization. If your notes are so treated, upon the taxable disposition (including cash settlement) of a note, you generally should recognize gain or loss in an amount equal to the difference between the amount realized on such taxable disposition and your tax basis in the note. Your tax basis in a note generally should equal your cost for the note. Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year (otherwise such gain or loss should be short-term capital gain or loss if held for one year or less) The deductibility of capital losses is subject to limitations.
Based on certain factual representations received from us, our special U.S. tax counsel, Fried, Frank, Harris, Shriver & Jacobson LLP, is of the opinion that it would be reasonable to treat your notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the notes, it is possible that your notes could alternatively be treated for tax purposes as a single contingent payment debt instrument or pursuant to some other characterization, such that the timing and character of your income from the notes could differ materially and adversely from the treatment described above, as described further under “Material U.S. Federal Income Tax Consequences — Alternative Treatments” on page PS-46 of product supplement EQUITY LIRN-1.There may also be a risk that the IRS could assert that the notes should not give rise to long-term capital gain or loss because the notes offer, at least in part, short exposure to the Index.
Notice 2008-2. In 2007, the IRS released a notice that may affect the taxation of holders of the notes. According to Notice 2008-2, the IRS and the Treasury are considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. According to the Notice, the IRS and the Treasury are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether non-U.S. holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code should be applied to such instruments. Both U.S. and non-U.S. holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations on their investments in the notes.
Proposed Legislation. In 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of notes purchased after the bill was enacted to accrue interest income over the term of the notes despite the fact that there will be no interest payments over the term of the notes. It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect securities that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.
Furthermore, in 2013 the House Ways and Means Committee released in draft form certain proposed legislation relating to financial instruments. If it had been enacted, the effect of this legislation generally would have been to require instruments such as the notes to be marked to market on an annual basis with all gains and losses to be treated as ordinary, subject to certain exceptions.
Except to the extent otherwise required by law, TD intends to treat your notes for U.S. federal income tax purposes in accordance with the treatment described above and under “Material U.S. Federal Income Tax Consequences” of the product supplement EQUITY LIRN-1, unless and until such time as the Treasury and the IRS determine that some other treatment is more appropriate.
Medicare Tax on Net Investment Income. U.S. holders that are individuals, estates or certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income,” or “undistributed net investment income” in the case of an estate or trust, which may include any income or gain realized with respect to the notes, to the extent of their net investment income or undistributed net investment income (as the case may be) that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the regular income tax. U.S. holders should consult their tax advisors as to the consequences of the 3.8% Medicare tax.

Capped Notes with Absolute Return Buffer	TS-14

Capped Notes with Absolute Return Buffer Linked to the Russell 2000® Index due December 22, 2027
Specified Foreign Financial Assets. Certain U.S. holders that own “specified foreign financial assets” in excess of an applicable threshold may be subject to reporting obligations with respect to such assets with their tax returns, especially if such assets are held outside the custody of a U.S. financial institution. Significant penalties can apply if a U.S. holder is required to disclose its notes and fails to do so.
Backup Withholding and Information Reporting. The proceeds received from a taxable disposition of the notes will be subject to information reporting unless you are an “exempt recipient” and may also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer number, if you are a U.S. holder) or meet certain other conditions.
Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.
Non-U.S. Holders. If you are a non-U.S. holder, subject to Section 897 of the Code and Section 871(m) of the Code, and FATCA, each as discussed below, you should generally not be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your notes if you comply with certain certification and identification requirements as to your non-U.S. status, including providing us (and/or the applicable withholding agent) a properly executed and fully completed applicable IRS Form W-8. Subject to Section 897 of the Code and Section 871(m) of the Code, discussed herein, gain realized from the taxable disposition of a note generally should not be subject to U.S. tax unless (i) such gain is effectively connected with a trade or business conducted by you in the U.S., (ii) you are a non-resident alien individual and are present in the U.S. for 183 days or more during the taxable year of such taxable disposition and certain other conditions are satisfied or (iii) you have certain other present or former connections with the U.S.
Section 897. We will not attempt to ascertain whether the issuer of any stock included in the Index would be treated as a “United States real property holding corporation” (“USRPHC”) within the meaning of Section 897 of the Code. We also have not attempted to determine whether the notes should be treated as “United States real property interests” (“USRPI”) as defined in Section 897 of the Code. If any such entity and/or the notes were so treated, certain adverse U.S. federal income tax consequences could possibly apply, including subjecting any gain realized by a non-U.S. holder in respect of the notes upon a taxable disposition of the notes to U.S. federal income tax on a net basis, and the proceeds from such a taxable disposition to a withholding tax. Non-U.S. holders should consult their tax advisors regarding the potential treatment of any such entity as a USRPHC and/or the notes as USRPI.
Section 871(m). A 30% withholding tax (which may be reduced by an applicable income tax treaty) is imposed under Section 871(m) of the Code on certain “dividend equivalents” paid or deemed paid to a non-U.S. holder with respect to a “specified equity-linked instrument” that references one or more dividend-paying U.S. equity securities or indices containing U.S. equity securities. The withholding tax can apply even if the instrument does not provide for payments that reference dividends. Treasury regulations provide that the withholding tax applies to all dividend equivalents paid or deemed paid on specified equity-linked instruments that have a delta of one (“delta-one specified equity-linked instruments”) issued after 2016 and to all dividend equivalents paid or deemed paid on all other specified equity-linked instruments issued after 2017. However, the IRS has issued guidance that states that the Treasury and the IRS intend to amend the effective dates of the Treasury regulations to provide that withholding on dividend equivalents paid or deemed paid will not apply to specified equity-linked instruments that are not delta-one specified equity-linked instruments and are issued before January 1, 2029.
Based on the nature of the Index and our determination that the notes are not “delta-one” with respect to the Index or any stock included in the Index, our special U.S. tax counsel is of the opinion that the notes should not be delta-one specified equity-linked instruments and thus should not be subject to withholding on dividend equivalents. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Furthermore, the application of Section 871(m) of the Code will depend on our determinations made when the terms of the notes are set. If withholding is required, we will not make payments of any additional amounts.
Nevertheless, after the date the terms are set, it is possible that your notes could be deemed to be reissued for tax purposes upon the occurrence of certain events affecting the Index, any stock included in the Index or your notes, and following such occurrence your notes could be treated as delta-one specified equity-linked instruments that are subject to withholding on dividend equivalents. It is also possible that withholding tax or other tax under Section 871(m) of the Code could apply to the notes under these rules if a non-U.S. holder enters, or has entered, into certain other transactions in respect of the Index, any stock included in the Index or the notes. A non-U.S. holder that enters, or has entered, into other transactions in respect of the Index, any stock included in the Index or the notes should consult its tax advisor regarding the application of Section 871(m) of the Code to its notes in the context of its other transactions.
Because of the uncertainty regarding the application of the 30% withholding tax on dividend equivalents to the notes, you are urged to consult your tax advisor regarding the potential application of Section 871(m) of the Code and the 30% withholding tax to an investment in the notes.
U.S. Federal Estate Tax Treatment of Non-U.S. Holders. A note may be subject to U.S. federal estate tax if an individual non-U.S. holder holds the note at the time of his or her death. The gross estate of a non-U.S. holder domiciled outside the U.S. includes only property situated in the U.S. Individual non-U.S. holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the notes at death.
FATCA. The Foreign Account Tax Compliance Act (“FATCA”) was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on “withholdable payments” (i.e., certain U.S.-source payments, including interest (and original issue discount), dividends or other fixed or determinable annual or periodical gain, profits and income, and the gross proceeds from a disposition of property of a type which can produce U.S.-source interest or dividends) and “passthru payments” (i.e., certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees (or is required), among other things, to disclose the identity of any U.S. individual with an account at the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign

Capped Notes with Absolute Return Buffer	TS-15

Capped Notes with Absolute Return Buffer Linked to the Russell 2000® Index due December 22, 2027
entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or do not certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.
Pursuant to final and temporary Treasury regulations and other IRS guidance, the withholding and reporting requirements under FATCA will generally apply to certain “withholdable payments”, will not apply to gross proceeds on a sale or disposition and will apply to certain foreign passthru payments only to the extent that such payments are made after the date that is two years after final regulations defining the term “foreign passthru payment” are published. If withholding is required, we (or the applicable paying agent) will not be required to pay additional amounts with respect to the amounts so withheld. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.
Investors should consult their own advisors about the application of FATCA, in particular if they may be classified as financial institutions (or if they hold their notes through a foreign entity) under the FATCA rules.
Both U.S. and non-U.S. holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction (including that of TD).

Capped Notes with Absolute Return Buffer	TS-16

Capped Notes with Absolute Return Buffer Linked to the Russell 2000® Index due December 22, 2027
Canadian Taxation
The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations promulgated thereunder (collectively, the “Canadian Tax Act”) generally applicable to a holder who is an individual and who acquires beneficial ownership of a note upon the initial issuance of the note by TD pursuant to this offering document or common shares of TD or any of its affiliates on a conversion of a note on a bail-in conversion (if applicable), and who, for purposes of the Canadian Tax Act and any applicable income tax treaty, at all relevant times, is not resident and is not deemed to be resident in Canada, and who, for purposes of the Canadian Tax Act, at all relevant times, (i) deals at arm’s length with, and is not affiliated with, TD, any affiliate of TD, and any Canadian resident (or deemed Canadian resident) to whom the holder assigns or otherwise transfers the note, (ii) is entitled to receive all payments (including any interest, principal and dividends, if applicable) made on the note as beneficial owner, (iii) is not, and deals at arm’s length with each person who is, a “specified shareholder” (within the meaning of subsection 18(5) of the Canadian Tax Act) of TD and each affiliate of TD, (iv) is not an entity in respect of which TD or any affiliate of TD is a “specified entity” (as defined in subsection 18.4(1) of the Canadian Tax Act); (v) holds the note or common shares of TD or any of its affiliates as capital property, (vi) does not use or hold and is not deemed to use or hold the note or common shares of TD or any of its affiliates in or in the course of carrying on a business in Canada or as part of an adventure or concern in the nature of trade and (vii) is not an insurer carrying on an insurance business in Canada and elsewhere (a “Non-resident Holder”).
This summary assumes that no amount paid or payable to a Non-resident Holder will be the deduction component of a “hybrid mismatch arrangement” under which the payment arises within the meaning of paragraph 18.4(3)(b) of the Canadian Tax Act. This summary further assumes that no note or property acquired on settlement of a note will be “taxable Canadian property” to a Non-resident Holder for purposes of the Canadian Tax Act at the time of its disposition or deemed disposition.
This summary is based upon the current provisions of the Canadian Tax Act in force as of the date hereof. This summary takes into account all specific proposals to amend the Canadian Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and the current administrative policies of the Canada Revenue Agency (“CRA”) published in writing by the CRA prior to the date hereof. This summary is not exhaustive of all possible Canadian federal income tax considerations relevant to an investment in notes and, except for the Tax Proposals, does not take into account or anticipate any changes in law or CRA administrative policies, whether by way of legislative, governmental or judicial decision or action, nor does it take into account or consider any other federal tax considerations or any provincial, territorial or foreign tax considerations, which may differ materially from those discussed herein. While this summary assumes that the Tax Proposals will be enacted in the form proposed, no assurance can be given that this will be the case, and no assurance can be given that judicial, legislative or administrative changes will not modify or change the statements below.
The following is only a general summary of certain Canadian federal non-resident withholding and other tax provisions which may affect a Non-resident Holder of the notes described in this offering document. This summary is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Non-resident Holder and no representation with respect to the income tax consequences to any particular Non-resident Holder is made. Persons considering investing in notes should consult their own tax advisors with respect to the tax consequences of acquiring, holding and disposing of notes and any common shares of TD or any of its affiliates acquired on a bail-in conversion having regard to their own particular circumstances.
For the purposes of the Canadian Tax Act, all amounts not otherwise expressed in Canadian dollars must be converted into Canadian dollars based on the single day exchange rate as quoted by the Bank of Canada for the applicable day or such other rate of exchange that is acceptable to the Minister of National Revenue (Canada).
Notes
Interest (including amounts on account or in lieu of payment of, or in satisfaction of, interest) paid or credited, or deemed to be paid or credited, on a note to a Non-resident Holder will not be subject to Canadian non-resident withholding tax unless all or any part of such interest is “participating debt interest”. “Participating debt interest” is defined in the Canadian Tax Act generally as interest (other than on a “prescribed obligation” described below) all or any portion of which is contingent or dependent on the use of or production from property in Canada or is computed by reference to revenue, profit, cash flow, commodity price or any other similar criterion or by reference to dividends paid or payable to shareholders of any class or series of shares of the capital stock of a corporation. A “prescribed obligation” for this purpose is an “indexed debt obligation”, as defined in the Canadian Tax Act, in respect of which no amount payable is: (a) contingent or dependent upon the use of, or production from, property in Canada, or (b) computed by reference to: (i) revenue, profit, cash flow, commodity price or any other similar criterion, other than a change in the purchasing power of money, or (ii) dividends paid or payable to shareholders of any class or series of shares of the capital stock of a corporation. An “indexed debt obligation” is a debt obligation the terms or conditions of which provide for an adjustment to an amount payable in respect of the obligation for a period during which the obligation was outstanding that is determined by reference to a change in the purchasing power of money.
In the event that a note is redeemed, cancelled, purchased or repurchased by TD or any other person resident or deemed to be resident in Canada from a Non-resident Holder or is otherwise assigned or transferred by a Non-resident Holder to TD or another person resident or deemed to be resident in Canada for an amount which exceeds, generally, the issue price thereof, the excess may, in certain circumstances be deemed to be interest and may, together with any interest that has accrued or is deemed to have accrued on the note to that time, be subject to Canadian non-resident withholding tax if all or any part of such interest or deemed interest is participating debt interest; unless, in certain circumstances, the note is not an indexed debt obligation (described above) and was issued for an amount not less than 97% of its principal amount (as defined in the Canadian Tax Act), and the yield from the note, expressed in terms of an annual

Capped Notes with Absolute Return Buffer	TS-17

Capped Notes with Absolute Return Buffer Linked to the Russell 2000® Index due December 22, 2027
rate (determined in accordance with the Canadian Tax Act) on the amount for which the note was issued, does not exceed 4/3 of the interest stipulated to be payable on the note, expressed in terms of an annual rate on the outstanding principal amount from time to time.
If applicable, the normal rate of Canadian non-resident withholding tax is 25% but such rate may be reduced under the terms of an applicable income tax treaty.
Generally, there are no other Canadian taxes on income (including taxable capital gains) payable by a Non-resident Holder under the Canadian Tax Act solely as a consequence of the acquisition, ownership or disposition of notes by the Non-resident Holder.
Common Shares Acquired on a Bail-in Conversion
Dividends (including amounts on account or in lieu of payment of, or in satisfaction of, dividends) paid or credited or deemed to be paid or credited to a Non-resident Holder on any common shares of TD or common shares of an affiliate of TD that is a Canadian resident corporation will be subject to Canadian non-resident withholding tax of 25% but such rate may be reduced under the terms of an applicable income tax treaty.
A Non-resident Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition or deemed disposition of any common shares of TD or common shares of an affiliate of TD unless such shares constitute “taxable Canadian property” to the Non-resident Holder for purposes of the Canadian Tax Act at the time of their disposition, and such Non-resident Holder is not entitled to relief pursuant to the provisions of an applicable income tax treaty. Non-resident Holders should consult their own tax advisors with respect to their particular circumstances.

Capped Notes with Absolute Return Buffer	TS-18

Capped Notes with Absolute Return Buffer Linked to the Russell 2000® Index due December 22, 2027
Validity of the Notes
In the opinion of Fried, Frank, Harris, Shriver & Jacobson LLP, as special products counsel to TD, when the notes offered by this term sheet have been executed and issued by TD and authenticated by the trustee pursuant to the indenture and delivered, paid for and sold as contemplated herein, the notes will be valid and binding obligations of TD, enforceable against TD in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by Canadian law, Fried, Frank, Harris, Shriver & Jacobson LLP has assumed, without independent inquiry or investigation, the validity of the matters opined on by McCarthy Tétrault LLP, Canadian legal counsel for TD, in its opinion expressed below. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and, with respect to the notes, authentication of the notes and the genuineness of signatures and certain factual matters, all as stated in the opinion of Fried, Frank, Harris, Shriver & Jacobson LLP filed as Exhibit 5.3 to the registration statement on Form F-3 filed by TD on December 20, 2024.
In the opinion of McCarthy Tétrault LLP, the issue and sale of the notes has been duly authorized by all necessary corporate action on the part of TD, and when this term sheet has been attached to, and duly notated on, the master note that represents the notes, the notes will have been validly executed and issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, will be valid obligations of TD, subject to the following limitations: (i) the enforceability of the indenture is subject to bankruptcy, insolvency, reorganization, arrangement, winding up, moratorium and other similar laws of general application limiting the enforcement of creditors’ rights generally; (ii) the enforceability of the indenture is subject to general equitable principles, including the fact that the availability of equitable remedies, such as injunctive relief and specific performance, is in the discretion of a court; (iii) courts in Canada are precluded from giving a judgment in any currency other than the lawful money of Canada; and (iv) the enforceability of the indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable thereto. In addition, this opinion is subject to: (i) the assumption that the senior indenture has been duly authorized, executed and delivered by, and constitutes a valid and legally binding obligation of, the trustee, enforceable against the trustee in accordance with its terms; and (ii) customary assumptions about the genuineness of signatures and certain factual matters all as stated in the letter of such counsel dated December 20, 2024, which has been filed as Exhibit 5.2 to the Registration Statement on Form F-3 filed by TD on December 20, 2024.
Where You Can Find More Information
We have filed a registration statement (including a product supplement and a prospectus) with the SEC for the offering to which this term sheet relates. You should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.

Capped Notes with Absolute Return Buffer	TS-19